SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from               to

Commission file number: 1-4850

     A.  Full title of plan and the address of the plan, if different from that of the issuer named below: DynCorp Savings and Retirement Plan

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
DynCorp Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of DynCorp Savings and Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets and reportable transactions as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2004
McLean, VA

DYNCORP SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS:
Investments - at fair value	$ 443,326,152	$ 432,631,172

Loans to Participants	5,648,479	3,460,658

Receivables:
Employee contributions receivable	875,953	747,738
Employer contributions receivable	545,426	9,107
Other receivable	10,747	8,295

Total assets	450,406,757	436,856,970

LIABILITIES:
Cash overdrafts		1,616,760
Due to broker		39,303
Total liabilities		1,656,063

NET ASSETS AVAILABLE FOR BENEFITS	$ 450,406,757 ==========	$ 435,200,907 ==========

See notes to financial statements.

DYNCORP SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
	For the Year Ended December 31,
	2003	2002
ADDITIONS:
Contributions:
Employee contributions	$24,611,631	$23,622,825
Employee rollovers	1,647,694	2,424,675
Employer contributions	13,406,670	14,659,389
Total contributions	39,665,995	40,706,889

INVESTMENT INCOME:
Dividends and interest	3,253,339	409,122
Net realized and unrealized appreciation in fair value of investments	116,835,216	41,962,097
Total investment income	120,088,555	42,371,219

Total additions	159,754,550	83,078,108

DEDUCTIONS:
Distributions to participants	141,924,435	25,865,330
Administrative expenses	31,968	20,240
Total deductions	141,956,403	25,885,570

TRANSFER FROM OTHER PLANS - Net	(2,592,297)	839,524

NET INCREASE	15,205,850	58,032,062

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	435,200,907	377,168,845
End of Year	$ 450,406,757 ==========	$ 435,200,907 ==========

See notes to financial statements.

DYNCORP SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan has adopted an individually designed defined contribution plan, originally effective April 1, 1983. Since then, the Plan has amended and restated effective January 1, 2001. The Plan complies with the provisions of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1996, the Small Business Job Protection Act of 1996, the Tax payer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 ("GUST"). In addition the Plan had been amended to effectuate good faith compliance with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and the guidance issued thereunder.

The DynCorp Savings and Retirement Plan (SARP) is a multiple employer defined contribution plan under IRC Section 413(c). Employers participating in the Plan include DynCorp, DynKePRO LLC, DynPort Vaccine Company LLC and DynPar LLC (collectively, "DynCorp" or "the Company"). The SARP provides for retirement, disability, and death benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). There is a Retirement Employee Benefits Plans Committee of Computer Sciences Corporation for the Plan, which is composed of members appointed by the Board of Directors of Computer Sciences Corporation.

The Plan Sponsor, DynCorp, was acquired by Computer Sciences Corporation (CSC) in 2003 and please see the Note no. 9 for further detailed information.

The Plan's ESOP Accounts as well as DynCorp common stock held in the Plan's 401(k) Accounts are held in trust under an agreement between the Company and Great Banc (HKBC Bank USA prior to May 30, 2003). The Company serves as the record-keeper for the ESOP Accounts until T. Rowe Price became the recordkeeper for both ESOP and 401(k) accounts effective March 11, 2003. All remaining assets of the Plan's 401(k) Accounts are held in trust under an agreement between the Company and T. Rowe Price Trust Company (T. Rowe). T. Rowe is also the record-keeper for these assets.

Eligibility - The Plan is generally available to salaried and non-union employees. Employees become eligible to participate in the Plan on the first day of their first payroll period following their date of hire.

Contributions - Effective January 1, 2003, the Plan is a contributory plan under which participating employees may contribute up to 50% of their pre-tax compensation, as defined by the Plan, or 12% if participant was a highly compensated employee or $12,000 for the year ended December 31, 2003 (subject to annual change by the IRC). Prior to January 1, 2003, participating employees could contribute up to 18% of their pre-tax compensation, as defined by the Plan, or $11,000 for the year ended December 31, 2002. Certain employees may also make after-tax contributions of 1% to 10% of their compensation, as defined by the Plan. Participants may also roll-over amounts representing distributions from other qualified plans.

The Company makes a matching employer contribution and a supplemental matching employer contribution and may make discretionary employer contributions (collectively the Employer Contributions). The matching employer contribution is equal to 50% of the first 8% of the participant's salary deferral contributions. The supplemental matching employer contribution are related to those salary deferral contributions made by a participant to DynCorp common stock ("DynCorp Stock") and is equal to 50% of the first 3% of the participant's salary deferral contributions to that fund but the supplemental contribution ceased in December 2002. The discretionary employer contribution is to be allocated to each eligible participant's account in an amount equal to at least 1% of the participant's compensation. The Company may make the Employer Contributions in cash, DynCorp Stock, or CSC Stock, or a combination thereof. During the years ended December 31, 2003 and 2002, of the total employer contributions made to the Plan, $11,035,539 was made in CSC Stock in 2003 and $14,414,582 was made in DynCorp Stock for the year 2002. During 2003 and 2002, the Company made a discretionary contribution equal to 1% of each eligible participant's compensation.

A participant who is covered by a collective bargaining agreement between the Company and a union may only make or receive such salary deferral contributions and any employer contributions as provided for in such collective bargaining agreement. Employer contributions are generally made in cash.

There were no contributions to any participant's ESOP Account in 2003 or 2002. In addition, it is not expected that new participants will receive an ESOP Account.

Investment Options - Except for contributions to CSC Stock, and DynCorp Stock before the stock conversion on March 10, 2003 to CSC Stock by T. Rowe Price, participants may direct the investment of all employee and employer contributions in their 401(k) Accounts in any of thirteen available investment options, which currently include mutual funds and common/collective trusts. Participants may also elect to invest in a variety of other mutual funds and publicly traded stocks and bonds through a self-directed brokerage account option, Tradelink+.

All salary deferral contributions which the participant elects to initially invest in DynCorp Stock and all Employer Contributions made on or after January 1, 2002, which the Company elects to make in DynCorp Stock are invested in the Restricted DynCorp Stock Fund and may not be reinvested in other investment funds until the expiration of four full calendar quarters following the end of the payroll period to which such contributions relate. At the expiration of this waiting period, the stock and related earnings are transferred to the Unrestricted DynCorp Stock Fund at which time a participant may re-direct the investment of these monies. Employer Contributions and related earnings made in DynCorp Stock prior to January 1, 2002, must stay invested in the Restricted DynCorp Stock Fund and are never eligible for transfer to another fund. Contributions to the Restricted DynCorp Stock Fund are initially invested in a short-term interest-bearing fund (T. Rowe Price Prime Reserve Fund) until DynCorp stock can be purchased on a future trade date (see The Internal Market below).

The Internal Market - On May 10, 1996, the Company's Form S-1 filing for the registration of shares of common stock became effective, resulting in the establishment of a limited trading market (the Internal Market) established by the Company's wholly owned subsidiary, Dyn Ex, Inc. The Internal Market is managed by Dyn Ex, Inc., to provide employees, directors, and stockholders of the Company with the opportunity to buy and sell shares of common stock. After the stock conversion from DynCorp Stock to CSC Stock on March 10, 2003, this Internal Market has no longer been used. The Internal Market generally permits eligible stockholders to buy and sell shares of common stock on four predetermined days each year (each a Trade Date) at a price determined by the DynCorp Board of Directors.

The Company may also sell (through one or more of its employee benefit plans) or buy shares of common stock on the Internal Market for its own account, but will do so only to address imbalances between the number of shares offered for sale and bid for purchase by shareholders on any particular Trade Date. The Company will not be both a buyer and a seller on the Internal Market on the same Trade Date. The purchase and sale of shares on the Internal Market are carried out by Buck Investment Services, Inc., a registered broker-dealer, upon instructions from the respective buyers and sellers. There is no public market for the common stock, and it is not currently anticipated that such a market will develop.

Vesting - Participants are at all times 100% vested in their 401(k) Account elective salary deferrals, voluntary after-tax contributions, and rollover contributions.

Participants are fully vested in their 401(k) Account employer contributions upon completion of one year of service.

Participants are fully vested in their ESOP Accounts in accordance with the following vesting schedule based on credited years of service as defined in the Plan:

Years of Service	Vesting Percentage
Less than two years	0%
Two years but less than three years	50%
Three years but less than four years	75%
Four years or more	100%

Participant Accounts - Each participant's 401(k) Account is credited with the participant's contribution, any Employer Contributions, and an allocation of Plan earnings less any administrative expenses. Allocations of earnings and administrative expenses are based on account balances.

Participant Loans - Participants may borrow from their 401(k) Accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of the lesser of (a) $50,000 less the highest outstanding loan balance in the preceding 12-month period over the outstanding loan balance on the day immediately preceding issuance of the loan or (b) the amount of the participant's account invested in non-Company stock investment funds, the terms of which permit withdrawals without penalty. No more than one plan loan for the purpose of purchasing a primary residence and one plan loan for other purposes may be outstanding at any one time. Loan terms range from one to five years, but may extend beyond five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Forfeitures - Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer Contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $0 and $154,396, respectively.

Plan Expenses - Loan fees and brokerage fees related to TradeLink+ transactions are paid by participants. All other administrative expenses of the Plan are paid by the Plan and allocated to participant accounts or, at the election of the Company, are paid by the Company. For the year ended December 31, 2003 and 2002, the Company paid approximately $1,211,092 and $781,196 of the Plan's expenses, respectively.

7

Payment of Benefits - Benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled is the benefit that can be provided from the participant's vested account.

401(k) Accounts - In-service withdrawals and hardship distributions are permitted as defined in the Plan. At termination of employment, participants may elect one of several types of annuities or receive payment in one lump sum, subject to certain Plan restrictions related to investments in DynCorp Stock or CSC Stock after the conversion.

ESOP Accounts - Upon retirement, death or disability, a participant's vested account balance in his or her ESOP Account, consisting of DynCorp Stock or CSC Stock after the conversion, becomes payable in 20% installments distributed within 60 days after the end of the Plan year. For all other terminations of employment, participants may request distribution of their vested shares in 20% installment to begin five years after the Plan year the participant terminates employment. Balances less than $5,000 or fewer than 100 shares are paid out as soon as administratively practical after the close of the Plan year, following a one Plan year break in service. Upon a participant's timely request to sell distributed shares, either during the first 60 days after receiving an initial distribution letter or at a specified time within the next year, the Company is obligated to purchase the shares from the participant at the fair market value as long as the Company's stock is not publicly traded (see The Internal Market above). Under the Subscription Agreement with the Plan dated September 9, 1998, the Company is permitted to defer put options if, under Delaware law, the capital of the Company would be impaired as a result of such a repurchase. After ten years of participating in the Plan and upon reaching age 55, participants may commence to diversify in other investments. The effect of this Plan provision is to allow participants nearing retirement age to put shares back to the Company prior to termination.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds and common/collective trusts are valued at quoted market prices at the net asset value of shares held by the Plan at year-end. With respect to investments held in TradeLink+ accounts, securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Participant loans are valued at their unpaid balances, which approximate fair value.

At December 31, 2002, the fair value of the DynCorp Stock and the ESOP shares were determined based on an annual independent appraisal. The estimated fair value was determined to be $57.20 for enterprise shares and $56.90 for minority shares as of December 31, 2002. Enterprise shares (certain ESOP shares) are shares bought at a "control premium," reflecting the higher price that buyers typically pay when they buy an entire company (as the ESOP and other investors did in 1988). Minority shares (certain ESOP shares and the DynCorp Stock) are shares bought at a "minority interest price," reflecting the lower price that buyers typically pay when they are buying a minority position in a company. During each year, quarterly independent appraisals were also performed to determine the fair value of the DynCorp Stock and ESOP shares on each Trade Date. However, as of December 31, 2003, all the stocks in the Plan were valued at market price of CSC stocks.

Because of the inherent uncertainty of the valuation, the estimated value as of December 31, 2002 may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.  INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and

	December
	2003	2002
401(k) Accounts:
T. Rowe Price Growth Stock Fund	$ 25,228,678	$ 20,060,319
T. Rowe Price Stable Value Fund	25,143,278	19,918,665
T. Rowe Price Mid-Cap Growth Fund	25,782,494
T. Rowe Price Prime Reserve Fund	40,251,113
Unrestricted DynCorp Stock Fund		49,781,143
Unrestricted CSC Stock Fund	104,373,006
Restricted DynCorp Stock Fund*		41,250,158
Restricted CSC Stock Fund*	129,553,589	41,250,158
ESOP Accounts:
DynCorp Stock*		227,310,372
* Non-participant directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31,
	2003	2002

Investments at quoted fair value:
Mutual funds	$ 41,662,358	$ (19,399,522)
Common/collective trusts	3,242,058	(1,915,707)
Tradelink+ (primarily common stock and mutual funds)	(12,434)	2,507
CSC Common Stock	243,742,582
ESOP Earnings Adjustment	(103,322,464)
Investments at estimated fair value:
DynCorp Stock 401(k) Accounts		16,953,200
DynCorp Stock ESOP Accounts	(68,476,884)	46,321,619

Total	$ 116,835,216 ==========	$ 41,962,097 =========

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

Restricted DynCorp Stock Fund	Year Ended December 31
	2003	2002

Net assets:
DynCorp Stock	$	$ 41,250,159
	$ ==========	$ 41,250,159 =========

	Year Ended December 31
	2003	2002

Changes in net assets:
Employee contributions	$	$ 6,539,335
Employer contributions		14,414,582
Dividends and interest		28,037
Net realized and unrealized appreciation in fair
value of investments	(13,453,158)	(949,598)

Additions	(13,453,158)	20,032,356

Distributions to participants		919,270

Transfer to Unrestricted DynCorp Stock Fund	(22,552,623)	(16,874,557)
Transfer to Other Funds	(5,257,745)	(5,027,025)
Transfer from Other Plans	13,367	132,751

Net increase in assets available for benefits	(41,250,159)	(2,655,744)

Net assets available for benefits:
Beginning of year	41,250,159	43,905,903

Ending of year	$ =========	$ 41,250,159 ==========

Restricted CSC Stock Fund - NON ESOP	Year Ended
December 31, 2003

Net assets:
Investments, at estimated fair value:	$ 29,181,014
CSC Stock	$ 29,181,014 ============

Year Ended
December 31, 2003

Changes in net assets:
Employer contributions	$ 11,035,539
Dividends and interest	568,385
Net realized and unrealized appreciation in fair
value of investments	15,274,588
Additions	26,878,512

Distributions to participants	5,500,968

Transfer to Unrestricted CSC Stock Fund	(16,234,824)
Transfer from Other Funds	23,995,619
Transfer from Other Plans	42,675

Net increase in assets available for benefits	29,181,014

Net assets available for benefits:
Beginning of year

Ending of year	$ 29,181,014 ===========

ESOP Account	Year Ended December 31
	2003 (CSC Restricted Only)	2002

Net assets:
Investments, at estimated fair value:
DynCorp Stock		$ 227,310,372
CSC Stock	$ 100,372,575
Cash overdrafts		(1,616,760)

	$ 100,372,575 ==========	$ 225,693,612 ===========

	Year Ended December 31
	2003	2002

Changes in net assets:
Net realized and unrealized appreciation in fair
value of investments	$ 116,437,595	$ 46,318,442
Distributions to participants	(62,116,226)	(15,375,777)
Forfeitures	(33,405)
Transfer from other plan	566,430
Transfer to participant-directed plans	(180,175,431)

Net increase in assets available for benefits	(125,321,037)	30,942,665

Net Assets Available for Benefits:
Beginning of year	225,693,612	194,750,947

Ending of year	$ 100,372,575 ===========	$ 225,693,612 ===========

5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 13, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan 401(k) Account investments are shares of mutual funds or common/collective trusts managed by T. Rowe, the trustee. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of those dates, are recorded on Form 5500 but not in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	As of December 31,
	2003	2002

Net assets available for benefits per the financial statements	$ 450,406,757	$ 435,200,907

Amount allocated to withdrawing participants	(250,193)

Net assets available for benefits per Form 5500	$ 450,156,564 ===========	$ 435,200,907 ===========

           The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year ended December 31,
	2003	2002

Benefits paid to participants per the financial statements	$ 141,924,435	$ 25,865,330

Amounts allocated to withdrawing participants at end of year	250,193
Amounts allocated to withdrawing participants at start of of year		(482,438)

Benefits Paid to participants per Form 5500	$ 142,174,628 ==========	$ 25,382,892 =========

9.  PLAN CONVERSION

Effective March 7, 2003, the Plan Sponsor - DynCorp, was acquired by Computer Sciences Corporation. As described in more detail in the respective Proxy Statement/ Prospectus, each share of DynCorp stock was exchanged for (1) $15 in cash and (2) 1.394 shares of CSC Stock. The "exchange ratio" of 1.394 was calculated by dividing $43 by $30.85, the volume-weighted average closing price of CSC stock during a certain 15-day period before the merger.

10.  SUBSEQUENT EVENT

Based on the purchase agreement between DynCorp and CSC on December 13, 2002, the Plan will merge with the Computer Sciences Corporation Matched Asset Plan ("MAP") by transferring all the assets of the Plan to the MAP at July 1, 2004, The management of the Company believes that the Plan merger will be a tax-exempt transaction under the applicable provisions of the Internal Revenue Code and, therefore, not subject to federal income taxes.

******

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DYNCORP SAVINGS AND RETIREMENT PLAN

Date: June 28, 2004	By: /s/ LEON J. LEVEL Leon J. Level Chairman Computer Sciences Corporation Retirement Plans Committee

DYNCORP SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN-36-2408747 PLAN-333
YEAR ENDED DECEMBER 31, 2003

	Description of Investment
Identity of Issuer, Borrower,	Including Maturity Date,		Current
Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

Interest bearing cash	Cash		$ 399,388
Restricted CSC Stock Fund**	Restricted Company Stock	$ 48,314,188	129,553,589
T. Rowe Price Growth Stock Fund*	Mutual Fund	***	25,228,678
T. Rowe Price New Horizons Fund*	Mutual Fund	***	21,601,239
T. Rowe Price Growth & Income Fund*	Mutual Fund	***	15,325,407
T. Rowe Price Mid-Cap Growth Fund*	Mutual Fund	***	25,782,494
T. Rowe Price Stable Value Common
Trust Fund*	Common/Collective Trust	***	25,141,831
T. Rowe Price Equity Index Trust Fund*	Mutual Fund	***	15,800,820
Unrestricted CSC Stock Fund*	Unrestricted Company Stock	***	104,373,003
T. Rowe Price Corporate Income Fund*	Mutual Fund	***	6,984,109
T. Rowe Price Global Stock Fund*	Mutual Fund	***	4,589,556
T. Rowe Price International Stock Fund*	Mutual Fund	***	4,507,192
T. Rowe Price Personal Strategy Growth Fund*	Mutual Fund	***	6,642,548
T. Rowe Price Personal Strategy Income Fund*	Mutual Fund	***	2,173,916
T. Rowe Price Personal Strategy
Balanced Fund*	Mutual Fund	***	5,256,503
T. Rowe Price U.S. Treasury	Mutual Fund	***
Intermediate Fund*			9,431,313
T. Rowe Price Prime Reserve Fund*	Mutual Fund	***	40,251,113
TradeLink+ Investments	Investments in Mutual Funds	***
	and Publicly Traded Stocks
	and Bonds		283,453
Participant loans*	Loans (5.25% - 10.50%)		5,648,479

			$ 448,974,631 ===========

*Represents a party-in-interest.
**Represents a party-in-interest and a nonparticipant directed investment.
***Represents a participant-directed investment and, therefore, historical cost is not required to be presented.

DYNCORP SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN-36-2408747 PLAN-333
YEAR ENDED DECEMBER 31, 2003
(h) Current Value
					of Asset on	(i) Net
(a) Identity of Party	(b) Description of	(c) Purchase	(d) Selling	(g) Cost	Transaction	Gain Or
Involved	Assets	Price	Price	of Asset	Date	(Loss)

Series of Transactions
T. Rowe Price	Restricted DynCorp Stock Fund
- Sales			$ 29,257,104	$ 29,255,672	$ 29,257,104	$ 1,432

T. Rowe Price	Restricted CSC Stock Fund
- Purchase		$ 93,406,725		93,406,725	93,406,725
- Sales			97,586,841	54,303,185	97,586,841	43,283,656

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-103653 of Computer Sciences Corporation on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of the DynCorp Savings and Retirement Plan for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP
McLean, Virginia
June 28, 2004

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